Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 16 November 2007 bought 4,925,000 shares in Orkla ASA at an average share price of NOK 96.59.

After this transaction, Stein Erik Hagen and his close associates own 224,300,000 shares in Orkla ASA, corresponding to 21.6 % of outstanding shares in Orkla.

The board of directors of Orkla ASA will upon request consider the acquisition as Stein Erik Hagen and his close associates own more than 20% of the shares in Orkla ASA according to applicable concession legislation. The acquisition also requires that Canica obtains concession from relevant concession authorities

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411